Exhibit 4.26

Property Management Framework Agreement

This Agreement was entered into by and between the following parties in Guangzhou on DD MM YYYY:

Party A: China Southern Airlines Company Limited

Address: 278 Jichang Road, Guangzhou

Legal representative: Si Xianmin

Party B: Guangzhou China Southern Airlines Property Management Company Limited

Domicile: 2/F, Southern Airlines Building No. 4, Guangzhou Baiyun International Airport, Baiyun District, Guangzhou

Legal representative: Guo Binghua

To realize optimal allocation of resources, make full use of Party B’s management strengths and improve the company’s economic returns, Party A and Party B, upon friendly negotiation, arrive at the following framework agreement on Party A authorizing Party B to carry out property management and repair work:

Article 1 Undertakings

1. Party A is a Chinese enterprise lawfully subsisting and has obtained a business license from the industrial and commercial administrative department according to PRC laws and regulations and fulfilled its obligations of annual inspection according to relevant provisions.

2. Party B, a Chinese enterprise legally subsisting, has obtained a business license from the industrial and commercial administrative department according to PRC laws and regulations. It also fulfills its obligations of annual inspection according to relevant provisions, and has the management ability and management and service staff in the related industry.

Article 2 Property Management

To ensure that Party A’s facilities are in good condition and the equipment functions well in the production, office and living areas in and around the old and new sites of Guangzhou Baiyun International Airport, Party A has engaged Party B to be responsible for the management and maintenance of the property of China Southern Airlines Company Limited in and around the old site of Guangzhou Baiyun International Airport and the property rented by Party A in the China Southern Air’s base and terminal in the new site of Guangzhou Baiyun International Airport, effective supervision and management of the operation maintenance of the 110kV transformer substation of China Southern Airlines Company Limited in the new site of Guangzhou Baiyun International Airport, operation management and maintenance of the high-and low-voltage transformation and distribution equipment in Guangzhou freight depot and collection of electricity fees. Upon negotiation, the two parties concluded a specific entrusted management agreement. Party B undertakes that the price (or charging standard) for Party A will not be higher than that offered by an independent third party in the industry.

Article 3 Rights and Obligations of The Two Parties

(I) Rights and obligations of Party A

1. Pay the management fee according to the property management agreement;

2. Supervise and evaluate Party B’s management and maintenance and provide guiding suggestions;

(II) Rights and obligations of Party B

1.	Receive management fee according to the property management agreement;

2.	Accept Party A’s supervision, management and evaluation;

3.     Work with diligence in managing the property consigned by Party A, staffing qualified property management personnels to make sure finishing various tasks satisfactorily on time.

Article 4 Maximum Transaction Amount

The two parties to this Agreement have agreed that the amount of this Agreement shall be capped at RMB90 million in 2015, RMB92 million in 2016 and RMB96 million in 2017.

Article 5 Force Majeure

1. If this Agreement cannot be performed due to force majeure, neither party shall bear any liability and this Agreement shall terminate automatically. If this Agreement cannot be performed in part due to force majeure, the party affected by force majeure shall be exempted from relevant liabilities. However, continuous performance is required for other parts of this Agreement not affected by force majeure. No liability shall be exempted if any force majeure arises after delay in performance of this Agreement.

Force majeure refers to any unforeseeable, unavoidable or insurmountable events, including but not limited to war, plague, strike, earthquake and flood.

2. Where either party cannot perform this Agreement because of any force majeure, the said party shall notify the other party within 48 hours in order to reduce possible losses of the other party, and shall provide evidence within 15 workdays. If the said party fails to fulfil its notification obligations and provide evidence for reasonable grounds, the time limit herein may be extended according to actual circumstances.

Article 6 Settlement of Disputes

Any dispute arising from the conclusion or performance of this Agreement shall preferably be settled through friendly negotiation. If negotiation fails, either party may initiate legal proceedings to the people’s court with jurisdiction.

Article 7 Other Matters

(I)	This Agreement shall be valid for three years, i.e., from 1 January 2015 to 31 December 2017.

(II)	For any matter not covered herein, the two parties may sign a supplementary agreement, which shall have the same legal force as this Agreement. This Agreement shall be performed in strict accordance with the PRC laws and regulations and relevant laws and regulations and listing rules at the location where Party A is listed.

(III) This Agreement shall be executed in two originals with equal legal force, with one held by Party A and Party B respectively.

Party A:	Party B:

Authorized representative:	Authorized representative: